UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 INITIAL FILING


               THE MURDOCK GROUP CAREER SATISFACTION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          CLASS A COMMON VOTING SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  888307 10 5
                      -------------------------------------
                                 (CUSIP Number)

                 KC HOLMES, 5295 SOUTH COMMERCE DRIVE, SUITE 475
                    SALT LAKE CITY, UTAH 84107 (801)268-3232
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                   SCHEDULE 13D

 -------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             KC Thane Holmes
 -------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
             Not applicable                                            (b) [ ]
 -------------------------------------------------------------------------------
 3           SEC USE ONLY

 -------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             Personal funds

 -------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                     [ ]
             Not applicable
 -------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
 -------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    3,044,342
   NUMBER OF          ----------------------------------------------------------
     SHARES               8         SHARED VOTING POWER
  BENEFICIALLY                      Not applicable
   OWNED BY
      EACH            ----------------------------------------------------------
   REPORTING              9         SOLE DISPOSITIVE POWER
     PERSON                         3,044,342
      WITH            ----------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    Not applicable
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,044,342
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                              [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                16.07%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             Individual
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                   INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                 RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                    THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 1.  Security and Issuer
Class A common voting shares
The Murdock Group Career Satisfaction Corporation
5295 South Commerce Drive, Suite 475, Salt Lake City, Utah 84107

Item 2.  Identity and Background
      (a)  KC Thane Holmes
      (b)  5295 South Commerce Drive, Suite 475, Salt Lake City, Utah 84107
      (c) Chief Executive Officer of The Murdock Group Career Satisfacation Corporation
      (d)  Not applicable
      (e)  Not applicable
      (f)  U.S.

Item 3.  Source and Amount of Funds or Other Consideration
Shares were purchased with $3,044 of personal funds.


Item 4.  Purpose of Transaction
The shares were acquired in connection with the organization of the Murdock
Group.


Item 5.  Interest in Securities of the Issuer

          (a)  3,044,342
          (b) KC Holmes has full voting and dispostive powers respecting these shares
          (c) KC Holmes not bought or sold Murdock class A common voting shares for the 60 days period preceding the date of the report.
          (d)  Not applicable
          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable


Item 7.  Material to Be Filed as Exhibits


           Not applicable

                                   SCHEDULE 13D

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: 18 April 2000

/s/ KC Holmes